                                                             OMB APPROVAL
                                                     ---------------------------
                                                     OMB Number:       3235-0145
                                                     Expires:   October 31, 1997
                                                     Estimated average burden
                                                     hours per response....14.90

                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                            (Amendment No. ______)*

                         IMH COMMERCIAL HOLDINGS, INC.
--------------------------------------------------------------------------------
                                 (Name of Issuer)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                  44968J 10 6
                     ----------------------------------------
                                   (CUSIP Number)


           RICHARD JOHNSON, 20371 IRVINE AVENUE, SANTA ANA, CA 92707
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                   Communications)

                                AUGUST 8, 1997
                     ----------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-----------------------                                  ---------------------
 CUSIP NO. 44968J 10 6                                     PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      IMPERIAL CREDIT MORTGAGE HOLDINGS, INC.
      33-0675505
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
      NOT APPLICABLE
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]

      NOT APPLICABLE
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      MARYLAND
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          719,789
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             NOT APPLICABLE
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          719,789
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

                          NOT APPLICABLE
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      719,789
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]

      NOT APPLICABLE
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13

      9.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 4 pages

Item 1. Security and Issuer.
------  -------------------

        This Schedule 13D relates to the common stock, $.01 par value per share (the "Common Stock"), of IMH Commercial Holdings, Inc. ("ICH"). ICH's principal executive offices are located at 20371 Irvine Avenue, Santa Ana Heights, California 92707.

Item 2. Identity and Background.
------  -----------------------

        (a) Imperial Credit Mortgage Holdings, Inc. ("IMH")

        (b) 20371 Irvine Avenue, Santa Ana Heights, California 92707

        (c) Residential property finance company

        (d)-(e) Not applicable

        (f) Incorporated in the state of Maryland

Item 3. Source and Amounts of Funds or Consideration.
------  --------------------------------------------

        IMH's shares of Common Stock were acquired through a series of transactions beginning with a $15.0 million loan by IMH to ICH in March 1997 evidenced by a convertible promissory note. Also in March 1997, IMH converted the promissory note executed by ICH into 3,000,000 shares of ICH non-voting Class A Convertible Preferred Stock (the "ICH Preferred Stock"). Upon the closing of ICH's initial public offering on August 8, 1997, the 3,000,000 shares of ICH Preferred Stock were converted into the shares of Common Stock set forth herein and 280,211 shares of Class A Common Stock. Except as set forth above no other consideration was provided.

Item 4. Purpose of Transaction.
------  ----------------------

        ICH is a recently formed specialty commercial property finance company. IMH's acquisition of the Common Stock set forth herein was part of a plan to provide initial capitalization for ICH's Long-Term Investment Operations and Conduit Operations and for its working capital needs and general corporate purposes.

Item 5. Interest in Securities of the Issuer.
------  ------------------------------------

        (a) IMH beneficially owns an aggregate of 719,789 shares of Common Stock which is equal to 9.8% of the outstanding Common Stock of ICH. In addition, IMH owns 674,211 shares of ICH non-voting Class A Common STock which represents the right to receive up to an equal amount of shares of Common Stock upon any subsequent issuances of Common Stock by ICH or if IMH's ownership of Common Stock decreases below 9.8%. IMH's right to acquire these additional shares of Common Stock, however, is limited by ICH's 9.8% ownership limitation of its Common Stock as set forth in its Articles of Incorporation, as amended from time to time.

       (b) IMH has the sole power to vote and dispose of 719,789 shares of Common Stock.

       (c)   None.

       (d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to
------  -----------------------------------------------------------------------
        Securities of the Issuer.
        ------------------------

        Not applicable.

Item 7. Material to Be Filed as Exhibits.
------  --------------------------------

        Not applicable.

Signature
---------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

August 15, 1997                               IMPERIAL CREDIT MORTGAGE
                                               HOLDINGS, INC.

                                              By: /s/ Richard Johnson
                                                  -----------------------
                                                  Name: Richard Johnson
                                                  Title: Chief Financial Officer